615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4014 — Fax # 516-683-8344 — www.myNYCB.com

Thomas R. Cangemi

Senior Executive Vice President &

Chief Financial Officer

June 4, 2008

VIA EDGAR

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Filed February 29, 2008

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Filed May 12, 2008

File Number 001-31565

Dear Mr. Nolan:

On behalf of New York Community Bancorp, Inc. (“NYB” or the “Company”), I am writing in response to the Staff’s letter, dated May 20, 2008, containing comments on NYB’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “10-K Report”) and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “10-Q Report”).

NYB’s responses to the Staff’s comments are set out below. For convenience, each response follows the text of the comment to which it relates.

Form 10-K, filed February 29, 2008

Consolidated Statement of Cash Flows, page 84

1.	We note your response to comment three from our letter dated April 10, 2008. Specifically, you state that it was your intention to hold $1.4 B in loans acquired from PennFed as held for investment. Please address the following:

•

provide us with copies of your Asset and Liability Management Committee meetings from November 2006 through June 2007, which support your assertion that you intended to hold these loans and therefore classified them as held for investment;

John P. Nolan

Securities and Exchange Commission

June 4, 2008

•	tell us where you have reflected the remaining $1.4 B of loans sold (net of the $823M) in your statement of cash flows; and

•

tell us how classification of these loans as held for investment is consistent with paragraph 8(a) of SOP 01-6. Specifically, tell us how considered the period of time from your acquisition to the subsequent sale of these loans demonstrates your ability and intent to hold these loans for the “foreseeable future.”

In response to the Staff’s Comment #1, please be advised of the following:

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Please refer to stamped pages 0001 through 0006 furnished with our letter to the Staff dated June 4, 2008 (the “Supplemental Response Letter”) which supplementally provides the requested information and requests confidential treatment of such information.

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The remaining loans of $594 million (which represent the $1.4 billion total, net of the $823 million) were securitized and therefore disclosed in the supplemental information section of the Consolidated Statement of Cash Flows as a non-cash investing activity, in accordance with SFAS No. 95, under the caption “Mortgage loans securitized and transferred to mortgage-related securities available for sale.”

•

These loans were classified at acquisition as held for investment based on our intent at that time. As noted in our response letter dated May 2, 2008, the loans were subsequently sold as part of a strategic repositioning of the combined company’s balance sheet following the PennFed acquisition. The decision to engage in a series of repositioning transactions, including the sale of certain acquired loans, was a separate decision made after establishing our intent, on the acquisition date, to hold the acquired loans for investment. Accordingly, the loans (which were acquired in the business combination without an operating cash disbursement) were not acquired specifically for resale, as the change in intent occurred in connection with a larger balance sheet repositioning that we decided to engage in after the acquisition date.

Based on further review and consideration, including a review of the December 10, 2007 “Speech by SEC Staff: Remarks before the 2007 AICPA National Conference on Current SEC and PCAOB Developments” by Ashley W. Carpenter, the Company notes that the minutes of the Asset and Liability Management Committee meetings do not document a positive assertion regarding the Company’s ability and intent to hold or sell these loans using a definition of “foreseeable future,” as it relates to paragraph 8(a) of SOP 01-6. With respect to future acquisitions of loans in business combinations, NYB will document a positive assertion regarding its ability and intent to hold or sell loans and will classify them accordingly, consistent with SOP 01-6 and the Company’s existing practice of classifying loan originations as held-for-investment vs. held-for-sale.

John P. Nolan

Securities and Exchange Commission

June 4, 2008

Form 10-Q, filed May 12, 2008

Note 3. Securities, page 7

2.	We note your tabular presentation of the amortized cost and estimated market values of your available-for-sale securities as of March 31, 2008. We also note the disclosure of your expectation to recover the unrealized losses on these securities within a reasonable period of time through a typical interest rate cycle. As it relates to your corporate bonds (unrealized loss of $20.1M), capital trust notes (unrealized loss of $12M) and preferred stock holdings (unrealized loss of $10.1M) as of March 31, 2008, please tell us the following for each of security:

•	the specific issuer and name of each security held;

•	the initial and current credit rating, as applicable;

•	the severity and duration of each unrealized loss; and

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how you considered the financial condition and near term prospects for each issuer, including any specific events which may have existed or occurred previously which influenced your decision not to record an other-than-temporary impairment.

If not otherwise provided in your response, please explain the reasons for the significant increase in the unrealized loss position of these securities as of March 31, 2008 as compared to December 31, 2007.

In response to the Staff’s Comment #2, please be advised of the following:

•	Please refer to stamped pages 0007 and 0008 furnished with the Supplemental Response Letter.

•

The significant increase in the unrealized loss position of these securities as of March 31, 2008 as compared to December 31, 2007 was attributable primarily to significant negative market-related events that primarily occurred during the last two weeks of the first quarter of 2008. During this two-week period, a combination of multiple negative factors prompted the Federal Reserve Board, as well as other government officials, to issue multiple public statements and take aggressive actions which indicated that they were closely monitoring market developments and would continue to provide liquidity, as necessary, to promote the orderly functioning of the financial system. Market conditions during this aforementioned time frame caused a substantial spike in the market for short term credit-default swaps relating to numerous investment grade companies. This was followed by speculation as to the viability of various bond insurers; forced asset sales by highly leveraged companies as a result of margin calls; and the forced sale of Bear Stearns Companies Inc. to JP Morgan Chase in a government-assisted transaction which provided financing for the rescue. Moreover, on

John P. Nolan

Securities and Exchange Commission

June 4, 2008

March 18, 2008, the Federal Open Market Committee (“FOMC”) decided to lower its target for the federal funds rate by 75 basis points to 2  1/4 percent and changed its bias to downside risk. The FOMC noted, “Recent information indicates that the outlook for economic activity has weakened further.” The FOMC further commented that, “Financial markets remain under considerable stress, and the tightening of credit conditions and the deepening of the housing contraction are likely to weigh on economic growth.” As a result of these market disruptions and severe dislocations in the credit markets, forced liquidations of assets (primarily corporate debt, trust preferred securities and preferred stocks) by many market participants that were under duress to sell in an illiquid and unorderly market continued (thereby driving down market prices late in the first quarter). Therefore, the decline in market prices of our securities in these portfolio categories during the first quarter of 2008 was not the result of individual impairments of securities, but rather was a reflection of the above-described changes in overall market conditions.

If you have any questions or comments with respect to the responses we have provided regarding your comments on the 10-K Report and the 10-Q Report, please do not hesitate to contact me at (516) 683-4014.

Sincerely,

/s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and
Chief Financial Officer

Encls.

cc:	John Spitz, Esq., SEC Staff Accountant

Joseph R. Ficalora

R. Patrick Quinn, Esq.